EXHIBIT 23






                  CONSENT OF INDEPENDENT AUDITORS






The Board of Directors
Jefferson Bankshares, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-57461 on Form S-8 of Jefferson Bankshares, Inc. of our report dated January 28,1997 relating to the statements of assets available for plan benefits of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors as of December 31, 1996 and 1995 and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors.



                           KPMG PEAT MARWICK LLP


Richmond, Virginia
February 28, 1997